Exhibit 99.1

A statement on behalf of Joe Natale, President and CEO, Rogers Communications:

Toronto, October 23, 2021 – “I, together with my management team at Rogers, share a deep and resolute commitment to all our shareholders and hold the trust they place in us as paramount. We continue to work hard every day to serve the needs of 15 million Canadians, support our hard-working teams across the country and create value for all our shareholders. My team and I are proud of the incredible commitment of our 24,000 strong team members who work tirelessly to serve our customers each day. We remain fully focused on successfully coming together with Shaw to deliver the next phase of Rogers’ strategic growth and better serve Canadians in communities from coast to coast.”

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338